UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 31 March 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Gold Fields publishes
2020 Integrated Annual Report

Johannesburg, 31 March 2021: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its Integrated Annual Report 2020 (IAR) and a number of associated reports on its website.

These are the statutory Annual Financial Report 2020 (AFR), including the Governance Report, containing the audited consolidated financial statements for the year ended 31 December 2020, the Notice to Shareholders of the Annual General Meeting (AGM) and the 2020 Mineral Resources and Mineral Reserves Supplement. The relevant documents will also be posted to shareholders over the next few days.

These audited results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 18 February 2020.

The IAR and the AFR incorporate all aspects of the Group's business, including reviews of the South African, West African, Australian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

PwC Inc. have audited the financial statements for the year ended 31 December 2020, and their unqualified Independent Auditor's Report is included in the AFR. PwC Inc have raised one key audit matter in their unqualified Independent Auditor's Report, namely the impairment assessment of the South Deep cash generating unit. PwC Inc have also included the Independent Reporting Accountant's Assurance Report on the compilation of pro-forma financial information in the AFR.

The IAR contains the CEO Report of Gold Fields' outgoing Chief Executive Officer Nick Holland, who is retiring from the Company today. Nick provides an overview of the Company's 2020 performance, but also takes a look at Gold Fields' longer-term strategic transformation. Chris Griffith takes over as CEO with effect from 1 April 2021.

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2020 contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects. As at 31 December 2020,

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
              goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
              goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
              goldfields.com

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†],
T P Goodlace, C E Letton^, P G Sibiya, P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: A Weststrate

Gold Fields had attributable gold-equivalent Mineral Reserves of 52.1Moz (2019: 51.3Moz) and gold-equivalent Mineral Resources of 116.0Moz (2019: 115.7Moz).

Gold Fields' Global Reporting Initiative (GRI) Content Index 2020, the 2020 Climate Change Report and the 2020 Report to Stakeholders will be published during April 2021.

Notice of AGM

Notice is given to Shareholders of the AGM of the Company to be held entirely by electronic communications on Thursday, 6 May 2021 at 13:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the IAR on the company's website at www.goldfields.com. In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Friday, 23 April 2021. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is Tuesday, 20 April 2021.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562-9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.com

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 31 March 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland

Title: Chief Executive Officer